--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                                 AMENDMENT NO. 5
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------
                                  TELLIUM, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                             ----------------------

          Options to Purchase Common Stock, Par Value $0.001 Per Share,
                    Having an Exercise Price of $2.14 or More
                         (Title of Class of Securities)

                             ----------------------
                                   87967E 10 7
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                             ----------------------

               Harry J. Carr, Chairman and Chief Executive Officer
                                  Tellium, Inc.
                                2 Crescent Place
                        Oceanport, New Jersey 07757-0901
                                 (732) 923-4100

                  (Name,address and telephone number of person
                        authorized to receive notices and
                       communications on behalf of filing
                                     person)
                                    Copy to:
                                 Lanae Holbrook
                                Lawrence R. Bard
                    Fried, Frank, Harris, Shriver & Jacobson
                          1001 Pennsylvania Avenue, NW
                             Washington, D.C. 20004
                                 (202) 639-7000

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     Transaction valuation*                   Amount of filing fee
--------------------------------------------------------------------------------
     $3,863,669                               $355.46
--------------------------------------------------------------------------------
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 14,810,195 shares of common stock of Tellium, Inc. having an aggregate value of $3,863,669 of July 25, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002, equals 0.0092% of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $355.46           Form or Registration No.: Schedule TO
Filing party:  Tellium, Inc.               Date filed: August 1, 2002

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]   third party tender offer subject to Rule 14d-1.
[X]   issuer tender offer subject to Rule 13e-4.
[_]   going-private transaction subject to Rule 13e-3.
[_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

--------------------------------------------------------------------------------

                             INTRODUCTORY STATEMENT

         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on August 1, 2002, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on August 2, 2002, Amendment No. 2 thereto filed with the Securities and Exchange Commission on August 22, 2002, Amendment No. 3 thereto filed with the Securities and Exchange Commission on August 28, 2002, and Amendment No. 4 thereto filed with the Securities and Exchange Commission on August 29, 2002, relating to our offer to exchange certain options to purchase shares of our common stock, par value $.001 per share, having an exercise price of $2.14 or more for a combination of share awards of our common stock and new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated August 1, 2002.

Item 4 (Terms of the Transaction) and Item 7 (Source and Amount of Funds or Other Consideration).

         Items 4 and 7 are hereby amended as follows: Section 6 ("Conditions of the Offer") of the Offer to Exchange, dated August 1, 2002, attached as Exhibit
(a)(1) to this Schedule TO, is hereby amended as follows:

                  i. to delete in its entirety the second to last paragraph of
         Section 6 ("Conditions of the Offer") on page 27 of the Offer to Exchange;

                  ii. to add a subsection (h) to Section 6 ("Conditions of the Offer") on page 27 of the Offer to Exchange as follows: "(h) immediately prior to the expiration date, less than 50% of the eligible options have been tendered for exchange."

                  iii. to add a paragraph to the end of Section 6 ("Conditions of the Offer") on page 27 of the Offer to Exchange as follows: "If we determine to assert any of the above conditions described in this
         Section 6, we will communicate this to you promptly."

Item 12.  Exhibits.

         Item 12 of the Schedule TO is hereby amended to amend Exhibit (a)(1), which is attached hereto:

         (a)(1)   Offer to Exchange, dated August 1, 2002, as amended herewith

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to the Schedule TO is true, complete and correct.

                                     TELLIUM, INC.



                                     /s/ Harry J. Carr
                                     -------------------------------------------
                                     By: Harry J. Carr
                                     Title: Chairman of the Board and Chief
                                               Executive Officer

Date: August 30, 2002